                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENT FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                           SNYDER COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

               Circle.Com Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   832914 20 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                   Robert T. Needham, K Capital Partners, LLC
                          441 Stuart Street, 6th Floor
                           Boston, Massachusetts 02116
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 7, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),

13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   2   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital Partners, LLC
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         1,295,400
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               1,295,400
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,295,400
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.743%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   3   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital I, L.P.
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         32,401
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               32,401
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          32,401
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.1440%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   4   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital II, L.P.
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         589,471
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               589,471
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          589,471
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.613%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   5   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K Capital Offshore Master Fund (U.S. Dollar),L.P.
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         467,291
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               467,291
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          467,291
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.072%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          PN
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   6   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Harwich Capital Partners, LLC
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         1,295,400
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               1,295,400
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,295,400
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.743%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          00
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   7   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas Knott
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         1,295,400
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               1,295,400
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,295,400
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.743%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   8   of  18
--------------------------------------------------------------------------------


 --------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Abner Kurtin
 --------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  / /
                                                                       (b)  / /
 --------- ---------------------------------------------------------------------
    3      SEC USE ONLY


 --------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
 --------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e) / /


 --------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
 --------- ---------------------------------------------------------------------
 ------------------------- ------------------ ----------------------------------
                                   7          SOLE VOTING POWER
     NUMBER OF SHARES                         1,295,400
       BENEFICIALLY        ------------------ ----------------------------------
         OWNED BY                  8          SHARED VOTING POWER
           EACH                               0
         REPORTING         ------------------ ----------------------------------
          PERSON                   9          SOLE DISPOSITIVE POWER
           WITH                               1,295,400
                           ------------------ ----------------------------------
                                  10          SHARED DISPOSITIVE POWER
                                              0
-------------------------- ------------------ ----------------------------------
-------- -----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,295,400
 -------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
 -------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.743%
 -------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
 -------- ----------------------------------------------------------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page   9   of  18
--------------------------------------------------------------------------------



Item 1.  Security and Issuer

     This Report on Schedule 13D relates to shares of Circle.Com common stock, par value $.001 per share (the "Circle.Com Common Stock"), of Snyder Communications, Inc. (the "Company"), whose principal executive offices are located at Two Democracy Center, 6903 Rockledge Drive, 15th Floor, Bethesda, MD 20817.

Item 2.  Identity and Background

     This Report is filed by K Capital I, L.P., K Capital II, L.P. and K Capital Offshore Master Fund (U.S. Dollar), L.P. (collectively the "Partnership"); K Capital I, L.P. and K Capital II, L.P., are each a Delaware limited partnership having their principal place of business and executive offices at c/o K Capital Partners, LLC, 441 Stuart Street, 6th Floor, Boston, MA 02116; K Capital Offshore Master Fund (U.S. Dollar), L.P. is a limited partnership organized in the Cayman Islands with a registered address at the offices of Walkers Attorneys at Law, Walker House, P.O. Box 265, Georgetown, Grand Cayman, Cayman Islands; K Capital Partners, LLC, a Delaware limited liability company and the sole General Partner of the Partnership (the "General Partner") having its principal place of business and executive offices at 441 Stuart Street, 6th Floor, Boston, MA 02116; Harwich Capital Partners, LLC, a Delaware limited liability company and the Managing Member of the General Partner having its principal place of business at 441 Stuart Street, 6th floor, Boston, Massachusetts 02116; and Thomas Knott and Abner Kurtin, each of whom are the Managing Members of Harwich Capital Partners, LLC, having its principal business address c/o K Capital Partners, LLC, 441 Stuart Street, 6th floor, Boston, Massachusetts 02116 (collectively, the "Reporting Persons"). The principal business of each Reporting Person is to administer, promote, manage and advise private investment pools and any business related thereto or useful in connection therewith. K Capital Partners, LLC is the sole general partner of the Partnership.

     During the past five years or since their inception, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and are not, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Mr. Knott and Mr. Kurtin are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration

     The source of funds for the transactions described in Item 5(c) were assets of the Partnership and certain other managed accounts.

Item 4.  Purpose of Transaction

     The Partnership and certain other managed accounts acquired the Circle.Com Common Stock described in Item 5(c) for investment purposes. None of the Reporting Persons have any current plans or proposals which relate to or would result in:

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  10   of  18
--------------------------------------------------------------------------------



a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the issuer;

f. Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any change in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.   A  class  of  equity   securities  of  the  issuer  becoming  eligible  for
     termination of registration pursuant to Section 1(g)(4) of the Securities Exchange Act of 1934; or

j.   Any action similar to any of those enumerated above.

     The Reporting Persons believe that the market price of the Company's Circle.Com Common Stock does not fully reflect the potential value of such shares. The Reporting Persons currently have no specific plans or proposals. There can be no assurance that any specific plans or proposals will be identified or proposed and if identified or proposed, will be successful in realizing such potential value.

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  11   of  18
--------------------------------------------------------------------------------


Item 5. Interest in Securities of the Issuer

     a. As of August 10, 2000, the Reporting Persons may be deemed to beneficially own 1,295,400 shares of Circle.Com Common Stock of the Company. Based upon their being 22,556,546 shares of Circle.Com Common Stock outstanding, the shares of Circle.Com Common Stock which the Reporting Persons may be deemed to beneficially own represents approximately 5.743% of the outstanding shares of Circle.Com Common Stock of the Company.

     b. In accordance with the Agreement of Limited Partnership, the General Partner has the sole power to vote and the sole power to dispose of the shares of Circle.Com Common Stock of the Company held by the Partnership.

     c. The Reporting Persons have made the following purchases of shares of Circle.Com Common Stock:



                          ---------------------------------------------------------------------------------
                                                            K Capital I, L.P.
                          --------------------- ------------------ ------------------ ---------------------
                            Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                                             Price
                          --------------------- ------------------ ------------------ ---------------------
                                 6/1/00                253            $  3.57            $     903.03
                          --------------------- ------------------ ------------------ ---------------------
                                 6/5/00                365            $  4.03            $   1,471.61
                          --------------------- ------------------ ------------------ ---------------------
                                 6/6/00                156            $  3.99            $     622.05
                          --------------------- ------------------ ------------------ ---------------------
                                6/20/00                313            $  3.83            $   1,198.13
                          --------------------- ------------------ ------------------ ---------------------
                                6/21/00                153            $  3.61            $     552.71
                          --------------------- ------------------ ------------------ ---------------------
                                6/22/00                278            $  3.77            $   1,048.78
                          --------------------- ------------------ ------------------ ---------------------
                                6/23/00                156            $  3.74            $     583.05
                          --------------------- ------------------ ------------------ ---------------------
                                6/26/00                686            $  3.81            $   2,614.55
                          --------------------- ------------------ ------------------ ---------------------
                                6/27/00                84             $  3.56            $     298.64
                          --------------------- ------------------ ------------------ ---------------------
                                7/17/00                215            $  4.00            $     860.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/24/00                215            $  4.00            $     860.00
                          --------------------- ------------------ ------------------ ---------------------
                                 8/7/00               3,000           $  3.09            $   9,281.25
                          --------------------- ------------------ ------------------ ---------------------
                                 8/8/00                623            $  3.17            $   1,976.08
                          --------------------- ------------------ ------------------ ---------------------
                                 8/9/00               1,250           $  3.15            $   3,941.38
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00                249            $  3.81            $     949.31
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00               1,494           $  3.77            $   5,625.84
                          --------------------- ------------------ ------------------ ---------------------

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  12   of  18
--------------------------------------------------------------------------------



                          ---------------------------------------------------------------------------------
                                                            K Capital II, L.P.
                          --------------------- ------------------ ------------------ ---------------------
                            Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                                             Price
                          --------------------- ------------------ ------------------ ---------------------
                                 6/1/00               4,285           $  3.57           $    15,294.45
                          --------------------- ------------------ ------------------ ---------------------
                                 6/5/00               6,190           $  4.03           $    24,956.84
                          --------------------- ------------------ ------------------ ---------------------
                                 6/6/00               2,645           $  3.99           $    10,546.94
                          --------------------- ------------------ ------------------ ---------------------
                                6/20/00               5,719           $  3.83           $    21,891.76
                          --------------------- ------------------ ------------------ ---------------------
                                6/21/00               2,592           $  3.61           $     9,363.60
                          --------------------- ------------------ ------------------ ---------------------
                                6/22/00               4,709           $  3.77           $    17,765.17
                          --------------------- ------------------ ------------------ ---------------------
                                6/23/00               2,645           $  3.74           $     9,885.69
                          --------------------- ------------------ ------------------ ---------------------
                                6/26/00              11,640           $  3.81           $    44,363.53
                          --------------------- ------------------ ------------------ ---------------------
                                6/27/00               1,531           $  3.56           $     5,443.01
                          --------------------- ------------------ ------------------ ---------------------
                                 7/7/00               6,000           $  3.37           $    20,212.50
                          --------------------- ------------------ ------------------ ---------------------
                                7/10/00              10,000           $  3.31           $    33,125.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/11/00              14,000           $  3.35           $    46,900.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/13/00              18,000           $  3.34           $    60,187.50
                          --------------------- ------------------ ------------------ ---------------------
                                7/14/00              25,000           $  3.86           $    96,485.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/17/00               4,972           $  4.00           $    19,888.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/19/00              10,000           $  4.00           $    40,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/20/00               6,500           $  4.00           $    26,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/21/00              25,000           $  4.00           $   100,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/24/00               4,972           $  4.00           $    19,888.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/25/00               3,500           $  4.00           $    14,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/26/00              16,700           $  3.99           $    66,651.37
                          --------------------- ------------------ ------------------ ---------------------
                                 8/8/00               2,747           $3,17             $     8,713.14
                          --------------------- ------------------ ------------------ ---------------------
                                 8/9/00              22,805           $  3.15           $    71,906.45
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00              27,372           $  3.77           $   103,072.00
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00               4,562           $  3.81           $    17,392.00
                          --------------------- ------------------ ------------------ ---------------------


--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  13   of  18
--------------------------------------------------------------------------------



                          ---------------------------------------------------------------------------------
                                                 K Capital Offshore Master Fund (U.S. Dollar), L.P.
                          --------------------- ------------------ ------------------ ---------------------
                            Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                                             Price
                          --------------------- ------------------ ------------------ ---------------------
                                 6/1/00               1,848          $   3.57           $     6,596.07
                          --------------------- ------------------ ------------------ ---------------------
                                 6/5/00               2,669          $   4.03           $    10,760.87
                          --------------------- ------------------ ------------------ ---------------------
                                 6/6/00               1,141          $   3.99           $     4,549.74
                          --------------------- ------------------ ------------------ ---------------------
                                6/20/00               2,971          $   3.83           $    11,372.69
                          --------------------- ------------------ ------------------ ---------------------
                                6/21/00               1,118          $   3.61           $     4,038.78
                          --------------------- ------------------ ------------------ ---------------------
                                6/22/00               2,030          $   3.77           $     7,658.38
                          --------------------- ------------------ ------------------ ---------------------
                                6/23/00               1,141          $   3.74           $     4,264.49
                          --------------------- ------------------ ------------------ ---------------------
                                6/26/00               5,018          $   3.81           $    19,125.10
                          --------------------- ------------------ ------------------ ---------------------
                                6/27/00                796           $   3.56           $     2,829.94
                          --------------------- ------------------ ------------------ ---------------------
                                6/28/00               1,000          $   3.30           $     3,300.00
                          --------------------- ------------------ ------------------ ---------------------
                                6/29/00               3,000          $   3.42           $    10,246.80
                          --------------------- ------------------ ------------------ ---------------------
                                6/30/00              10,000          $   3.68           $    36,750.00
                          --------------------- ------------------ ------------------ ---------------------
                                 7/3/00               2,500          $   3.68           $     9,187.50
                          --------------------- ------------------ ------------------ ---------------------
                                 7/5/00               1,000          $   3.68           $     3,675.00
                          --------------------- ------------------ ------------------ ---------------------
                                 7/6/00              10,000          $   3.44           $    34,364.00
                          --------------------- ------------------ ------------------ ---------------------
                                 7/7/00               4,000          $   3.37           $    13,475.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/11/00              11,000          $   3.35           $    36,850.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/12/00              20,000          $   3.30           $    65,938.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/13/00              12,000          $   3.34           $    40,125.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/14/00              15,000          $   3.86           $    57,891.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/17/00               3,464          $   4.00           $    13,856.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/18/00              10,000          $   4.00           $    40,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/19/00               5,000          $   4.00           $    20,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/20/00               3,500          $   4.00           $    14,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/24/00               3,464          $   4.00           $    13,856.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/25/00               4,000          $   4.00           $    16,000.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/26/00              18,300          $   3.99           $    73,037.13
                          --------------------- ------------------ ------------------ ---------------------
                                 8/7/00              34,400          $   3.09           $   106,425.00
                          --------------------- ------------------ ------------------ ---------------------



--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  14   of  18
--------------------------------------------------------------------------------

                          --------------------- ------------------ ------------------ ---------------------
                                 8/8/00               6,699          $   3.17           $    21,248.39
                          --------------------- ------------------ ------------------ ---------------------
                          --------------------- ------------------ ------------------ ---------------------
                                 8/9/00              18,060          $   3.15           $    56,944.99
                          --------------------- ------------------ ------------------ ---------------------
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/10              21,672          $   3.77           $    81,608.08
                          --------------------- ------------------ ------------------ ---------------------
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/10               3,612          $   3.81           $    13,770.75
                          --------------------- ------------------ ------------------ ---------------------



         In addition, other accounts under the management of the General Partner have made the following purchases of 206,237 shares of Circle.Com Common Stock.



                          ---------------------------------------------------------------------------------
                                                            Other Accounts
                          --------------------- ------------------ ------------------ ---------------------
                            Transaction Date       # of Shares      Price Per Share    Aggregate Purchase
                                                                                             Price
                          --------------------- ------------------ ------------------ ---------------------
                                 6/1/00               1,714          $   3.57           $     6,117.78
                          --------------------- ------------------ ------------------ ---------------------
                                 6/5/00               2,476          $   4.03           $     9,982.74
                          --------------------- ------------------ ------------------ ---------------------
                                 6/6/00               1,058          $   3.99           $     4,218.78
                          --------------------- ------------------ ------------------ ---------------------
                                6/20/00               2,197          $   3.83           $     8,409.90
                          --------------------- ------------------ ------------------ ---------------------
                                6/21/00               1,037          $   3.61           $     3,746.16
                          --------------------- ------------------ ------------------ ---------------------
                                6/22/00               1,883          $   3.77           $     7,103.81
                          --------------------- ------------------ ------------------ ---------------------
                                6/23/00               1,058          $   3.74           $     3,954.28
                          --------------------- ------------------ ------------------ ---------------------
                                6/26/00               4,656          $   3.81           $    17,745.41
                          --------------------- ------------------ ------------------ ---------------------
                                6/27/00                589           $   3.56           $     2,094.01
                          --------------------- ------------------ ------------------ ---------------------
                                7/17/00               1,349          $   4.00           $     5,396.00
                          --------------------- ------------------ ------------------ ---------------------
                                7/24/00               1,349          $   4.00           $     5,396.00
                          --------------------- ------------------ ------------------ ---------------------
                                 8/7/00               2,600          $   3.09           $     8,043.75
                          --------------------- ------------------ ------------------ ---------------------
                                 8/8/00               9,931          $   3.17           $    31,499.89
                          --------------------- ------------------ ------------------ ---------------------
                                 8/9/00               7,885          $   3.15           $    24,862.19
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00               9,462          $   3.77           $    35,630.11
                          --------------------- ------------------ ------------------ ---------------------
                                8/10/00               1,577          $   3.81           $     6,012.31
                          --------------------- ------------------ ------------------ ---------------------


                  All transactions were made in the open market on NASDAQ.

     d. Each Partnership is a limited partnership. Each member of the Partnership is entitled to receive certain distributions from the Partnership's assets as specified in the Partnership's governing documents.

     e.   Not Applicable.

--------------------------------------------------------------------------------
Cusip No. 832914204                                            Page  15   of  18
--------------------------------------------------------------------------------




         The filing of this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of the Partnership.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 - Agreement regarding filing of joint Schedule 13D.

                                                                  16
Signature

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

         EXECUTED as a sealed instrument this 17th day of August, 2000.

                                   K Capital I, L.P.

                                   By:  /s/ Thomas Knott
                                      ---------------------------------------
                                        K Capital Partners, LLC, General Partner
                                        by: Harwich Capital Partners LLC,
                                        its Managing Member, by Thomas Knott,
                                        its Managing Member

                                   K Capital II, L.P.

                                   By:  /s/ Thomas Knott
                                      ---------------------------------------
                                        K Capital Partners, LLC, General Partner
                                        by: Harwich Capital Partners LLC,
                                        its Managing Member, by Thomas Knott,
                                        its Manager Member

                                   K Capital  Offshore  Master Fund
                                   (U.S. Dollar), L.P.

                                   By:  /s/ Thomas Knott
                                      ---------------------------------------
                                        K Capital Partners, LLC, General Partner
                                        by: Harwich Capital Partners LLC,
                                        its Managing Member, by Thomas Knott,
                                        its Managing Member

                                   K Capital Partners, LLC

                                   By:  /s/ Thomas Knott
                                      ---------------------------------------
                                        Harwich Capital Partners, LLC
                                        by Thomas Knott, its Managing Member

                                   Harwich Capital Partners, LLC

                                   By:  /s/ Thomas Knott
                                      ---------------------------------------
                                        Thomas Knott, its Managing Member

                                   /s/ Thomas Knott
                                   ---------------------------------------
                                   Thomas Knott

                                   /s/ Abner Kurtin
                                   ---------------------------------------
                                   Abner Kurtin



                                       16